Cherry Bekaert
*Your Guide Forward*

# Report of Independent Registered Public Accounting Firm

To the Members
Churchill Financial, LLC
Louisville, Kentucky

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Financial, LLC (the "Company") as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the year then ended December 31, 2023, in conformity with generally accepted accounting principles in the United Sates.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

## Other Supplementary Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 1996.

*Cherry Bekaert LLP*

Louisville, Kentucky
February 22, 2024

1

Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2023

## ASSETS

| | | |
|---|---|---|
| Cash and equivalents | $ | 274,064 |
| Deposits with clearing firms | | 144,768 |
| Receivable from brokers and dealers | | 91,814 |
| Prepaid expenses | | 55,337 |
| Operating lease right-of-use asset | | 20,240 |
| Fixed assets, net of accumulated depreciation of $100,692 | | 8,986 |
| Total assets | $ | 595,209 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 67,151 |
| Lease liability | | 20,240 |
| Members' equity | | 507,818 |
| Total liabilities and members' equity | $ | 595,209 |

See accompanying notes.

Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2023

Note 1 - Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Revenue Recognition

We generate commission revenue, which occurs when clients trade securities and for which our performance obligation is fulfilled on the trade date, and investment advisory fees, for which the performance obligation is performed over time.

Advisory fees are billed to clients on a calendar quarter at the beginning of that period, using values as of the last business day of each immediately preceding calendar quarter. The value of the assets in an advisory account on the billing date determines the amount billed, and accordingly, the revenues earned in the following three month period. Advisory revenues collected and agreed to by the client average 1.0% of the underlying assets during the year ended December 31, 2023.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company may have balances in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ended December 31, 2023.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2019-2023 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Trade accounts receivable are stated net of an allowance for doubtful accounts. The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses (CECL) framework. The Company's expectation is that the credit risk associated with receivables due from clients with which it conducts business are that the client will not fulfill its contractual obligation. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2023. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Lease Accounting

The lease standard establishes a right-of-use model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. Upon implementation of the lease standard, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification of those leases in place.

The Company determines if an arrangement is a lease at inception. The operating lease agreements are primarily for office space and are included within operating lease right-of-use ("ROU") assets and lease liabilities on the balance sheet for the year ended December 31, 2023.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Our variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As our lease do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives, if any. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Advertising Costs

The Company expenses advertising costs as incurred. There was $1,634 in advertising expense for the year ended December 31, 2023.

Subsequent Events

Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2023 or the procedures followed in making the periodic computation required. At December 31, 2023, the Company had net capital of $418,255 and net capital requirements of $5,826. The ratio of aggregate indebtedness to net capital was 0.2089 to 1 at December 31, 2023. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 - Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc.

Note 5 - Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan ("SAR-SEP"), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $195,571 of Company contributions during the year.

Note 6 - Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has one operating lease which is included as an operating lease ROU asset and operating lease liability on the statement of financial condition.

The ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. The operating lease ROU asset and liability are recognized at commencement date based on the present value of fixed lease payments over the lease term. In determining the present value of fixed lease payments, the Company used an incremental borrowing rate of return of 3% which is a practical expedient allowed if no rate implicit in the lease. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The operating lease contains lease and non-lease components, which are accounted for separately in accordance with another practical expedient selection.

The Company has a one year lease with terms requiring monthly rent payments of $2,046 and also requires the Company to pay a portion of the building operating expenses based on the Company's pro rata occupancy. These operating costs allocated to it are explicit in the lease agreement. Lease expense under this operating lease and the prior operating lease totaled $30,522 for the year ended December 31, 2023. The balance of the ROU asset and lease liability was $20,240 at December 31, 2023.

Supplemental cash information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liability: $ 30,522

Future minimum rent payments required under this lease are as follows:

| | |
|---|---|
| 2024 | $ 20,460 |
| Total | $ 20,460 |